Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES RESOLUTIONS ADOPTED

AT THE ANNUAL MANDATORY SHAREHOLDERS’ MEETING

Lima, Peru, March 24, 2026 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) a leading cement company serving the Peruvian construction industry, announced today that in accordance with the Peruvian Security Market Law Resolution for Material Events and Reserved Information N° 005-014-SMV/01, the Annual Shareholders’ Meeting held on March 24, 2026 at 9:00 am (Peruvian time), approved the following:

1.	Election or Removal of the Board of Directors

2.	Approval of Corporate Management Reports (Financial Statements and Integrated Annual Report)

3.	Propose to the Mandatory Annual Shareholders’ Meeting to approve the Audited Financial Statements as of December 31, 2025, together with the external auditors’ report and opinion and the notes to the Financial Statements; as well as the Corporate Management and the Integrated Annual Report, which includes the annual Corporate Governance report and the Sustainability Report corresponding to the 2025 fiscal year, which are attached and will be published on the Company’s website (www.cementospacasmayo.com.pe). : The Mandatory Annual Shareholders’ Meeting approved by a majority of 69.62% the Audited Financial Statements as of December 31, 2025, together with the external auditors’ report and opinion and the notes to the Financial Statements; as well as the Corporate Management and the Integrated Annual Report, which includes the annual Corporate Governance report and the Sustainability Report corresponding to the 2025 fiscal year.

4.	Propose to the Mandatory Annual Shareholders’ Meeting for the ratification of the dividend distribution carried out during the 2025 fiscal year for the amount of S/ 190,300,410.65 at a rate of S/ 0.41 per common and investment share, charged to the Company’s retained earnings as of December 31, 2024, of which S/ 14,776,603.76 correspond to investment shares acquired by the Company (treasury shares); therefore, as this amount remains within the Company’s equity, the dividend amount corresponding to third parties was S/ 175,523,806.89. : The Mandatory Annual Shareholders’ Meeting approved by a majority of 85.78% the ratification of the dividend distribution carried out during the 2025 fiscal year.

5.	Propose to the Mandatory Annual Shareholders’ Meeting the application of the 2025 fiscal year profits to the “Retained Earnings” account and the delegation of authority to the Board of Directors for the payment of dividends charged to the “Retained Earnings” account and as an advance against the 2026 fiscal year. The Mandatory Annual Shareholders’ Meeting approved by a majority of 69.70% the application of the 2025 fiscal year profits to the “Retained Earnings” account and the delegation of authority to the Board of Directors for the payment of dividends charged to the “Retained Earnings” account and as an advance against the 2026 fiscal year.

6.	Propose to the Mandatory Annual Shareholders’ Meeting the approval of the report on Environmental, Social, and Corporate Governance (ESG) aspects, including our focus on sustainability and climate risks; our commitments to emissions reduction and carbon neutrality; promotion of gender equity and diversity; and the implementation of reporting on risks and opportunities linked to climate change. The Mandatory Annual Shareholders’ Meeting approved by a majority of 83.84% the report on Environmental, Social, and Corporate Governance (ESG) aspects, including our focus on sustainability and climate risks; our commitments to emissions reduction and carbon neutrality; promotion of gender equity and diversity; and the implementation of reporting on risks and opportunities linked to climate change.

7.	The number of directors was set at seven (7) by a majority of 92.09%. The term of the Board is 2026 – 2028. Directors shall hold office from their appointment by the Mandatory Annual Shareholders’ Meeting until the holding of the Mandatory Annual Shareholders’ Meeting that approves the Financial Statements for the fiscal year ending December 31, 2028. The Board Members elected are:

ANA MARIA BOTELLA SERRANO
ESTEBAN CHONG LEON
EDUARDO HOCHSCHILD BEECK
ANA SOFIA HOCHSCHILD CORREA
VENKAT KRISHNAMURTHY
JOSE RAIMUNDO MORALES DASSO
HUMBERTO REYNALDO NADAL DEL CARPIO

OTHERS: At the meeting, it was reported that the “Expenses associated with the Holcim acquisition” item in the Company’s audited annual Financial Statements include payments to legal, tax, and financial advisors for an amount of S/ 5,904,535.66. Regarding said payments to advisors, Mr. Eduardo Hochschild Beeck, the Company’s controlling shareholder, expressed his intention to pay the total amount of these to the Company.

Sworn Statement of Presentation of Consolidated Information

CEMENTOS PACASMAYO S.A.A. IS required to prepare and present consolidated financial information to the SMV (Superintendence of the Securities Market), in accordance with IFRS (International Financial Reporting Standards) issued by the International Accounting Standards Board (IASB).

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With Almost 70 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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